

August 27, 2012

Via E-mail
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

> **Re: Westport Innovations Inc.**
> **Form 40-F for the Nine Months Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 1-34152**

Dear Mr. Demers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21. Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

1.   With respect to your relationship with Cummins, please tell us how you considered the disclosure requirements for such a supplier concentration. Refer to ASC 275-10-50-16 through -22.

2.   With respect to your accounting for CWI, your 50:50 joint venture with Cummins, please tell us how you considered whether a reconsideration event occurred and whether CWI is a VIE and whether you remain the primary beneficiary. Refer to ASC 810-10-35-4.

3.   With respect to your disclosure for CWI, please tell us the following:

- The company's methodology for determining that the company is the primary beneficiary of CWI, including, but not limited to, significant judgments and assumptions made.
- Whether the company has provided financial or other support (explicitly or implicitly) during the periods presented to CWI that the company was not previously contractually required to provide or whether the company intends to provide that support.
- Qualitative and quantitative information about the company's involvement (giving consideration to both explicit arrangements and implicit variable interests) with CWI, including, but not limited to, the nature, purpose, size, and activities of CWI, including how CWI is financed.

Refer to ASC 810-10-50-5A and discuss your consideration of providing these disclosures.

Note 23 – Segment Information, page 40

4.   Your definition of segment net operating income (loss) excludes depreciation. In future filings, please clarify by revising the description of the line item for segment net operating profit or loss in the segment table to clarify that it does not include depreciation expense.

5.   Please tell us how you considered the disclosure required by ASC 280-10-50-25 related to your segment assets.

6.   We note that you report revenues for the Americas, Asia and other. Please tell us how your disclosure considered ASC 280-10-50-41 which requires disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries either in total or, where material, attributed to individual foreign countries separately. Also, it requires disclosing the basis for attributing revenues from external customers to individual countries.

Exhibit 99.3

Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 13

7.   We note that management's conclusion regarding the effectiveness of your disclosures controls and procedures refers to March 31, 2011 and not December 31, 2011. Please amend your Form 40-F to comply with General Instruction B(6)(b) of Form 40-F to disclose the conclusions of the company's principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report - i.e., December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant